A Brand Like a Friend

RECEIVED

2004 MAY 11 A 9:29

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Henkel KGaA • Henkelstr. 67 • D-40191 Düsseldorf

Office of International Corporation Finance
Mail Stop 3-9
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

04024958

SUPPL

Abteilung / dept. Recht / Law Department
VJC - Corporate Matters
Telefon / phone (direct) (+49-211) 797 8959
Telefax / fax (direct) (+49-211) 798 2463
E-Mail thomas-gerd.kuehn@henkel.com
Ihre Nachricht / your message

Datum

2004-05-05

PROCESSED
MAY 11 2004
THOMSON FINANCIAL

Rule 12g3-2(b) Submission
File No. 82-4437
Henkel KGaA

Ladies and Gentlemen:

Enclosed please find Henkel's press release: "Expansion of Hair Cosmetics business – Henkel strengthens hair salon business in Europe".

This information is being furnished pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended.

Very truly yours,
Henkel KGaA

T. Kuehn H. Nicolas

5/11

Encl.

VCmail
05.05.2004 15:36
Entscheidung erforderlich ? ☐ ja

An:
Kopie: (Blindkopie: Thomas-Gerd Kuehn/KGaA/HENKEL)
Thema: Press Release "Expansion of Hair Cosmetics business: Henkel strengthens hair salon business in Europe"

Information from Corporate Communications

Ladies and Gentlemen ,

Attached please find the press release "Expansion of Hair Cosmetics business: Henkel strengthens hair salon business in Europe"", which we just distributed to the media.

With my very best regards,

Ernst Primosch

Press release
Expansion of Hair Cosmetics business

Henkel strengthens hair salon business in Europe

The Henkel Group acquires the Indola business from Alberto-Culver, thus further strengthening its European hair salon business. Especially in Europe, Indola Cosmetics markets professional hair cosmetics under the brands profession, designer, innova and 4+4. This takeover further consolidates Henkel's top position as number three in this market.

Düsseldorf – The Henkel Group acquires from Alberto-Culver Company, Melrose Park, IL, USA, the hair salon business under the name Indola Cosmetics B.V., Netherlands. Operating with a workforce of around 200 employees, Indola Cosmetics markets professional hair cosmetic products in major European markets such as Italy, UK, France, Spain and Benelux. In fiscal 2002/2003, the company realized sales of 44 million euros.

"With Indola Cosmetics, we will be able to significantly strengthen our number-three position in the worldwide hair salon business. Indola is an ideal complement of our professional hair

cosmetics portfolio," explained Uwe Specht, Executive Vice President Cosmetics/Toiletries of the Henkel Group.

Henkel plans to integrate the Indola business in its existing hair salon business. The acquisition is still subject to the approval of the antitrust authorities. Closure of the transaction is expected in May 2004.

About Indola Cosmetics:

Indola Cosmetics was founded in the Netherlands in 1929 and has experience in the professional hair salon business in more than 60 countries. Indola was taken over by Alberto-Culver in 1983. Its head office is in Basingstoke, Great Britain. Indola is exclusively active in the hair salon products business and currently holds a position in the top ten in the worldwide professional hair salon market with brands such as profession in the professional hair colorants segment, designer in the styling segment, innova in the hair care segment, and 4+4 in the value segment. For further information on Indola Cosmetics, go to www.indola.com.

About Henkel:

With Schwarzkopf Professional, the Personal Care business sector of the Henkel Group, Düsseldorf, Germany, counts among the leading suppliers in the professional hair salon business. Schwarzkopf Professional focuses on innovative concepts and services "inspired by stylists, specifically for stylists", i.e. that are aligned to the special requirements of the international hair salon trade. In fiscal 2003, Henkel's professional hair cosmetics business accounted for a workforce of 1700 employees in 80 countries.

"Henkel - A Brand like a Friend". Henkel is a leader with brands and technologies that make people's lives easier, better and more beautiful. The Henkel Group operates in three strategic business areas – Home Care, Personal Care, and Adhesives, Sealants and Surface Treatment. In fiscal 2003 the Henkel Group generated sales of 9.436 billion euros and an operating profit (EBIT) of 706 million euros. 50,000 employees work for the Henkel Group worldwide. People in 125 countries around the world trust in brands and technologies from Henkel.

This information contains forward-looking statements based on the current beliefs and estimates of Henkel's management. They are not guarantees of future performance. These forward-looking statements are subject to certain risks and uncertainties that could cause the Company's actual results or performance to be materially different from those expressed or implied by such statements. Many of these risks and uncertainties relate to factors that are beyond Henkel's ability to control or estimate precisely, such as future market and economic conditions and the behavior of other market participants. Henkel does not intend nor assume any obligation to

update these forward-looking statements.

May 5, 2004

Contact:
Henkel Group
Corporate Communications

Ernst Primosch
Phone: +49-211-797-3533
Fax: +49-211-798-2484

Lars Witteck
Phone: +49-211-797-2606
Fax: +49-211-798-9208

email: press@henkel.com
press.henkel.com

Pressemitteilung

We distributed this information to MC 1 - 3 world

A Brand Like a Friend

RECEIVED

2004 MAY 11 A 9:29

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Henkel KGaA • Henkelstr. 67 • D-40191 Düsseldorf

Office of International Corporation Finance
Mail Stop 3-9
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Abteilung / dept. Recht / Law Department
VJC - Corporate Matters
Telefon / phone (direct) (+49-211) 797 8959
Telefax / fax (direct) (+49-211) 798 2463
E-Mail thomas-gerd.kuehn@henkel.com
Ihre Nachricht / your message

Datum

2004-05-06

Rule 12g3-2(b) Submission
File No. 82-4437
Henkel KGaA

Ladies and Gentlemen:

Enclosed please find Henkel's Quarterly Report I 2004 in printed version.

This information is being furnished pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended.

Very truly yours,
Henkel KGaA

T. Kuehn H. Nicolas

Encl.

Postanschrift
Henkel KGaA
D-40191 Düsseldorf

Firmensitz
Henkelstraße 67
D-40589 Düsseldorf

www.henkel.com
Telefon (+49-211) 797-0
Telefax (+49-211) 798-4008
K:\Kühn\SEC Schreiben\SEC 171-2004.doc

Bankverbindungen
Commerzbank AG
Düsseldorf
Konto 1 109 222
(BLZ 300 400 00)

Deutsche Bank AG
Düsseldorf
Konto 2 272 409
(BLZ 300 700 10)

Dresdner Bank AG
Düsseldorf
Konto 2 114 565
(BLZ 300 800 00)

Kommanditgesellschaft
auf Aktien

Handelsregister
AG Düsseldorf HRB 4724
Sitz Düsseldorf

Aufsichtsratsvorsitzender:
Dipl.-Ing. Albrecht Woeste

Geschäftsführung:
Dr. Ulrich Lehner (Vorsitzender)
Guido De Keersmaeker
Dr. Jochen Krautter, Dr. Klaus Morwind,
Prof. Dr. Uwe Specht
(persönlich haftende Gesellschafter)

Alois Linder, Knut Weinke

Information for Our Shareholders

Henkel acquired The Dial Corporation of Scottsdale, Arizona, a leading manufacturer of consumer products in the USA. The Dial Corporation generated sales worth 1.2 billion euros in fiscal 2003. Through Dial, Henkel has acquired a leading position in the home and personal care categories of the North American market.

Q1

January – March 2004

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Henkel

A Brand like a Friend

Financial Highlights – Henkel Group

in million euros

		Q 1/2003	Q 1/2004	Change[1]
Sales		**2,337**	**2,343**	**0.2 %**
Operating profit (EBIT)		**168**	**175**	**4.5 %**
Laundry & Home Care		69	69	0.2 %
Cosmetics/Toiletries		42	42	0.8 %
Consumer and Craftsmen Adhesives		33	37	11.6 %
Henkel Technologies		46	55	21.8 %
EBIT margin	%	**7.2**	**7.5**	**0.3 pp**
Earnings before tax		**177**	**186**	**5.1 %**
Net earnings for the quarter		**116**	**129**	**11.2 %**
Earnings after minority interests		**115**	**127**	**10.4 %**
Earnings per preferred share	**in euros**	**0.83**	**0.89**	**7.2 %**
Earnings per ordinary share	**in euros**	**0.82**	**0.88**	**7.3 %**
Return on capital employed (ROCE)	%	**15.6**	**15.6**	–
Investments in property, plant and equipment		**63**	**73**	**15.9 %**
Research and development costs		**60**	**64**	**6.7 %**

[1] calculated on the basis of units of 1,000 euros

pp = percentage points

Contents

Highlights

- Sales up 4.8 percent adjusted for foreign exchange
- 8.6 percent increase in operating profit (EBIT) adjusted for foreign exchange
- 10.4 percent rise in net earnings for the quarter (after minority interests)
- Return on capital employed (ROCE) matches high prior-year level at 15.6 percent
- Outlook for 2004 confirmed
- Acquisition of The Dial Corporation completed March 29
- Single-A rating of Moody's and S&P's confirmed
- Henkel preferred share improves 8.6 percent while DAX falls 2.7 percent

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Business Performance, First Quarter 2004

Underlying Economic Conditions

Overall, the world economy experienced an upturn in the first quarter of 2004, although regionally developments were very mixed. The USA continued to experience strong economic growth rising 4.5 percent. In Europe, on the other hand, developments have remained quite sluggish with growth of just 1.5 percent. The Asia-Pacific economic region increased its gross domestic product by 5 percent. Latin America's economic recovery continued unabated.

Sector Developments

In the first quarter, private consumption in Europe continued to suffer from generally sluggish consumer demand. This applied particularly to Germany where consumer expenditure remained below previous-year's levels. Developments on the export side were, on the other hand, positive.

Worldwide automotive production experienced a slight recovery in the first months of the year. In both the USA and Europe, automobile production remained at prior-year levels, while output figures in Asia were significantly higher. The electronics industry has been on an upward curve since the beginning of the new year. Asia has recorded particularly high growth rates. In Europe, the construction industry saw a slight increase, although Germany remained the exception with a further decline in building output.

Sales and Profits

Within a difficult environment, Henkel achieved an increase in sales of 4.8 percent in the first quarter of 2004 after adjusting for foreign exchange. The Consumer and Craftsmen Adhesives and Henkel Technologies business sectors performed particularly well. At 2.3 billion euros before adjustment, sales remained at the level of the previous year.

After adjusting for foreign exchange, operating profit (EBIT) was 8.6 percent above prior-year's quarter. Before adjustment it rose by 4.5 percent to 175 million euros with all business sectors contributing. The EBIT return on sales increased by 0.3 points to 7.5 percent and return on capital employed (ROCE) remained at 15.6 percent for the same period.

An improvement in net interest expense resulted in an overall positive movement in the financial items line, even though income from participations declined due to foreign exchange effects. The tax rate fell compared with the prior year from 34.5 percent to 30.6 percent. This resulted from tax reimbursements in Germany. Net earnings for the quarter rose 11.2 percent above the prior year to 129 million euros. After minority interests, the total was 127 million euros, an increase of 10.4 percent. Earnings per preferred share rose by 7.2 percent to 0.89 euros.

Acquisitions

Following approval of the Henkel acquisition by the shareholders of The Dial Corporation, Scottsdale, Arizona, USA, the transaction was successfully completed on March 29, 2004.

Within the Hair Cosmetics segment, the acquisition of the American company Advanced Research Laboratories (ARL), Costa Mesa, California, USA, was duly concluded on February 2, 2004.

On March 26, 2004, Henkel acquired from the Master Products Group their MAS brand liquid detergents business in Mexico.

Capital Expenditures

Investments in property, plant and equipment within our continuing operations were 73 million euros. A total of 288 million euros was invested in intangible assets and in the acquired assets of ARL, USA in the Cosmetics segment, MAS, Mexico in the Home Care segment and Lucky Silicone, South Korea in the Adhesives segment.

Research and Development

Henkel spent 64 million euros for research and development in the first quarter 2004, representing 2.7 percent of sales, as in the previous year.

Employees

As of March 31, 2004, the number of Henkel Group employees was 48,449. The percentage of personnel working outside Germany was unchanged at 77 percent.

Major Participations

Henkel has a 28.3 percent stake in **Ecolab Inc.**, St. Paul, Minnesota, USA. In the first quarter of 2004, Ecolab Inc. reported sales of US dollar 979 million, an increase of 12 percent compared with the previous year. Net earnings for the quarter increased disproportionately by 19 percent to US dollar 66 million. This includes charges of US dollar 2 million associated with a divestiture. These charges, however, were more than offset by positive business developments and foreign exchange effects. The market value of this participation as of March 31, 2004, amounted to 1.7 billion euros at prevailing exchange rates.

Sales[1]	Q1
2004 (in million euros)	**2,343**
2003 (in million euros)	**2,337**
Change versus previous year	0.2 %

[1] calculated on the basis of units of 1,000 euros

Sales development	Q1
Change versus previous year	0.2 %
Foreign exchange	– 4.6 %
At constant exchange rates	4.8 %
of which organic	2.4 %
acquisitions/divestments	2.4 %

EBIT[1]	Q1
2004 (in million euros)	**175**
2003 (in million euros)	**168**
Change versus previous year	4.5 %
After adjusting for foreign exchange	8.6 %

[1] calculated on the basis of units of 1,000 euros

Return on sales (EBIT)	Q1
2004	**7.5 %**
2003	**7.2 %**
Change versus previous year	0.3 pp
After adjusting for foreign exchange	0.2 pp

pp = percentage points

Earnings after minority interests	Q1
2004 (in million euros)	**127**
2003 (in million euros)	**115**
Change versus previous year	10.4 %

Earnings per preferred share	Q1
2004 (in million euros)	**0.89**
2003 (in million euros)	**0.83**
Change versus previous year	7.2 %

Henkel has a 28.9 percent stake in **The Clorox Company**, Oakland, California, USA. The currency-converted market value of this participation on March 31, 2004, amounted to 2.5 billion euros. Clorox has temporarily suspended its share buy-back program, which it initiated in 2003. Clorox will be releasing its quarterly results on May 6, 2004, one day after publication of this quarterly report.

Share Performance

The Henkel preferred share, which is listed in the German stock index (DAX), rose in price by 8.6 percent compared with the year-end 2003 figure, i.e. from 62.00 to 67.31 euros. By contrast, the DAX index fell 2.7 percent over the same period.

Major Events

Henkel presented its 2003 Sustainability Report at the Sustainability Press Conference held on March 17, 2004.

At the end of March and beginning of April 2004, the rating agencies Moody's and Standard & Poor's revised their ratings of Henkel in the wake of the Dial acquisition. Moody's has reduced its long-term rating for Henkel from "A1" to "A2/Negative outlook". Standard & Poor's reduced its long-term rating for Henkel from "A+" to "A". This means that Henkel, as intended, continues to maintain ratings in the "A" category.

At the Annual General Meeting a dividend of 1.14 euros per ordinary share and 1.20 euros per preferred share was approved. The payment was made on April 20, 2004.

Outlook

Underlying conditions

We anticipate the world economy to continue its upward movement with Asia and America as the engines. By comparison, Europe will only experience minor growth with any improvement likely driven by industrial rather than consumer consumption.

We expect the dollar to weaken further and costs for our raw materials to remain constant.

The forecast for the world automotive industry is for a moderate amount of growth. The electronics industry will continue to profit particularly from the general upturn in activity. No major new impetus for our construction-dependent markets is expected.

Sales and profits forecast

The Henkel Group continues to expect organic growth in sales for 2004 (after adjusting for foreign exchange and acquisitions/divestments) of 3 to 4 percent. The Consumer and Craftsmen Adhesives and Henkel Technologies business sectors are expected to contribute the lion's share of this increase. Operating profit (EBIT) is expected to rise more than 10 percent after adjusting for foreign exchange.

We continue to expect net earnings to undergo a significant increase. Earnings per share are expected to improve by about 10 percent. These figures do not include any effects that may arise from a possible share buy-back of Clorox and the acquisition of The Dial Corporation.

Regional Performance

Henkel Group: Key figures by region[1], First Quarter 2004 in million euros	Europe/ Africa/ Middle East	North America	Latin America	Asia-Pacific	Corporate	Group
Sales January – March 2004	**1,732**	**266**	**102**	**177**	**66**	**2,343**
Sales January – March 2003	1,735	290	74	163	75	2,337
Change versus previous year	– 0.2 %	– 8.2 %	37.7 %	8.5 %	–	0.2 %
After adjusting for foreign exchange	2.1 %	5.6 %	55.1 %	16.9 %	–	4.8 %
EBIT January – March 2004	**188**	**17**	**0**	**– 2**	**– 28**	**175**
EBIT January – March 2003	189	11	– 7	– 3	– 22	168
Change versus previous year	– 0.5 %	66.3 %	–	–	–	4.5 %
After adjusting for foreign exchange	1.2 %	97.5 %	–	–	–	8.6 %
Return on sales (EBIT) January – March 2004	**10.8 %**	**6.6 %**	**0.5 %**	**– 1.3 %**	**–**	**7.5 %**
Return on sales (EBIT) January – March 2003	10.9 %	3.7 %	– 9.3 %	– 1.8 %	–	7.2 %

[1] calculated on the basis of units of 1,000 euros

In the **Europe/Africa/Middle East** region, sales after adjusting for foreign exchange rose by 2.1 percent. Before adjustment, sales declined by 0.2 percent. In Germany, sales were 1.7 percent down from the previous year due to continuing sluggish consumer demand. Only Henkel Technologies increased sales. In the other countries of the Europe/Africa/Middle East region, sales rose by 3.5 percent after adjusting for foreign exchange. Before adjustment, sales increased only slightly by 0.4 percent. Operating profit in the region improved by 1.2 percent after adjusting for foreign exchange, although falling 0.5 percent before adjustment.

Sales in the **North America** region rose by 5.6 percent after adjusting for foreign exchange, with the Cosmetics/Toiletries business sector reporting particularly strong growth due to the acquisition of ARL. Before adjustment, sales decreased by 8.2 percent. Operating profit almost doubled after adjusting for foreign exchange, due mainly to the outstanding performance of Henkel Technologies. Before adjustment, operating profit rose by 66.3 percent.

In the **Latin America** region, all business sectors had double-digit percentage improvements in sales. Sales in the region grew by 55.1 percent after adjusting for foreign exchange. Before adjustment, sales rose by 37.7 percent. Aside from the general economic recovery, acquisitions made in the Home Care and Adhesives segments caused this improvement. In contrast to the prior-year quarter, operating profit is now again balanced.

In the **Asia-Pacific** region, sales were 16.9 percent above the prior-year level after adjusting for foreign exchange. Before adjustment, the increase was 8.5 percent. This upturn was backed by acquisitions in the Adhesives segment. The business sectors Consumer and Craftsmen Adhesives and also Henkel Technologies performed particularly well in China. Operating profit continued to improve and is now only slightly negative.

Laundry & Home Care

Sales[1]	Q1
2004 (in million euros)	**750**
2003 (in million euros)	**779**
Change versus previous year	– 3.8 %

[1] calculated on the basis of units of 1,000 euros

Sales development	Q1
Change versus previous year	– 3.8 %
Foreign exchange	– 3.9 %
At constant exchange rates	0.1 %
of which organic	– 1.3 %
acquisitions/divestments	1.4 %

EBIT[1]	Q1
2004 (in million euros)	**69**
2003 (in million euros)	**69**
Change versus previous year	0.2 %
After adjusting for foreign exchange	1.7 %

[1] calculated on the basis of units of 1,000 euros

Return on sales (EBIT)	Q1
2004	**9.2 %**
2003	**8.8 %**
Change versus previous year	0.4 pp
After adjusting for foreign exchange	0.1 pp

pp = percentage points

Sales of the **Laundry & Home Care** business sector were at the same level as the previous year after adjusting for foreign exchange. Before adjustment, sales fell by 3.8 percent. Due to easing consumer prices, some markets – particularly in Europe – registered a decline. We succeeded in improving our efficiency, thus increasing operating profit (EBIT) by 1.7 percent after adjusting for foreign exchange. Before adjustment, the profit figure matched prior year. Return on sales rose by 0.4 points to 9.2 percent. Return on capital employed fell by 1.8 points to 29.3 percent because of the increase in capital employed resulting from the acquisition of La Luz, Guatemala.

In the Europe/Africa/Middle East region, sales adjusted for foreign exchange fell compared with the prior-year period. The results in Germany and France particularly, and in Turkey, were impacted by intense competition and a period of macro-economic weakness. By contrast, performance in Italy and Russia was very positive. In Latin America, developments in Mexico and Guatemala were encouraging. Sales in the Asia-Pacific region fell due to the divestment of two sites in China. In India, business was further expanded with the relaunch of important brands.

The Heavy-Duty Detergents business had a difficult start in several countries and began 2004 with a decline in sales. By contrast, new Persil with its short-wash formula has made a significant mark on the market. The formulation was completely revised for the relaunch in the German-speaking countries with consumers interpreting this as further proof of Henkel's innovative strength. Throughout Europe, sales in the high-growth segment of liquid detergents once again rose.

The Special Detergents business recorded further growth within a stable market environment. Our portfolio performed particularly well in the Russian market under the brand name Laska. In Germany, the expansion of Perwoll into an umbrella brand continued to progress successfully with extension to detergents for color, black and synthetic fabrics.

With a high proportion of new product launches, the Household Cleaners business exceeded sales of the strong prior-year quarter. For example, a window cleaner with nano effect was introduced onto the market which offers a shine that lasts twice as long as that produced with conventional cleaners. We expanded our position outside continental Europe with the relaunch of the Limelite brand, acquired in the previous year, in the UK and the launch of the Bref bleach brand in Algeria.

Outlook

The increase in the level of competition currently experienced in many countries is expected to continue through the year. We intend to defend and further expand our market positions with comprehensive brand and product-related activities, particularly in the premium segment. Despite the difficult environment, therefore, we are adhering to our full-year earnings target for fiscal 2004: excluding The Dial Corporation, we expect growth in operating profit in the high single-digit percentage range after adjusting for foreign exchange.

Cosmetics/Toiletries

Sales[1]	Q 1
2004 (in million euros)	**503**
2003 (in million euros)	**490**
Change versus previous year	2.6 %

[1] calculated on the basis of units of 1,000 euros

Sales development	Q 1
Change versus previous year	2.6 %
Foreign exchange	– 3.0 %
At constant exchange rates	5.6 %
of which organic	2.3 %
acquisitions/divestments	3.3 %

EBIT[1]	Q 1
2004 (in million euros)	**42**
2003 (in million euros)	**42**
Change versus previous year	0.8 %
After adjusting for foreign exchange	2.2 %

[1] calculated on the basis of units of 1,000 euros

Return on sales (EBIT)	Q 1
2004	**8.5 %**
2003	**8.6 %**
Change versus previous year	– 0.1 pp
After adjusting for foreign exchange	– 0.3 pp

pp = percentage points

At the **Cosmetics/Toiletries** business sector, sales after adjusting for foreign exchange exceeded the prior-year figure by 5.6 percent, and before adjustment, sales rose by 2.6 percent. Operating profit was 2.2 percent above the previous year after adjusting for foreign exchange, and 0.8 percent up before adjustment.

Return on sales fell 0.1 points to 8.5 percent. Return on capital employed decreased 2.7 points to 18.0 percent due to the increase in capital employed resulting from the ARL acquisition in the Hair Cosmetics segment.

In the Europe/Africa/Middle East region, sales after adjusting for foreign exchange were above the prior year. In Germany, the brand-name products business again suffered from continuing sluggish consumer demand. The Salon business, on the other hand, performed well. There was particular growth in sales in Southern and Eastern Europe. In Northern Europe, sales declined slightly. In North America, sales of ARL were consolidated for the first time, effective February 2004. In Latin America, sales after adjusting for foreign exchange also grew, boosted by the integration of ARL in Mexico. The sales figures for Asia-Pacific also reflected positive performance.

Sales in the Hair Cosmetics business after adjusting for foreign exchange were above the prior year. In the Colorants segment, the Palette brand again performed especially well. In the styling segment, the Taft relaunch initiated at the end of last year continued unabated. The hair care brand Gliss Kur was launched in the Spanish market.

After adjusting for foreign exchange, sales in the Body Care business fell below the previous year. We intend to revive this segment with a product offensive and promotional activities.

Sales from the Skin Care business exceeded the prior-year level. Diadermine performed very well. A body care series was launched for the first time under this brand in the French and Benelux markets.

Sales of the Oral Hygiene business remained unchanged from the previous year after adjusting for foreign exchange. Our local brands in France and Italy performed particularly well.

Sales at our Salon business after adjusting for foreign exchange increased from the previous year. The colorant brand Igora set the trend for the spring with the introduction of a new series of 18 color nuances including six completely new shades. The encouraging performance of the premium care series Seah Hairspa launched in the previous year continued through the quarter.

Outlook

We expect the recovery of the cosmetics market to continue. Excluding the results of ARL and The Dial Corporation, we expect for fiscal 2004 an increase in operating profit in the double-digit percentage range after adjusting for foreign exchange.

Consumer and Craftsmen Adhesives

Sales[1]	Q 1
2004 (in million euros)	**343**
2003 (in million euros)	**319**
Change versus previous year	7.6 %

[1] calculated on the basis of units of 1,000 euros

Sales development	Q 1
Change versus previous year	7.6 %
Foreign exchange	– 5.6 %
At constant exchange rates	13.2 %
of which organic	4.5 %
acquisitions/divestments	8.7 %

EBIT[1]	Q 1
2004 (in million euros)	**37**
2003 (in million euros)	**33**
Change versus previous year	11.6 %
After adjusting for foreign exchange	14.3 %

[1] calculated on the basis of units of 1,000 euros

Return on sales (EBIT)	Q 1
2004	**10.8 %**
2003	**10.4 %**
Change versus previous year	0.4 pp
After adjusting for foreign exchange	0.1 pp

pp = percentage points

Sales of **Consumer and Craftsmen Adhesives** rose significantly by 13.2 percent after adjusting for foreign exchange. Before adjustment, the rise amounted to 7.6 percent. Operating profit after adjusting for foreign exchange increased by 14.3 percent, with an increase before adjustment of 11.6 percent. Return on sales rose by 0.4 points to 10.8 percent, while return on capital employed stood at 19.3 percent.

Business in Germany suffered from the continuing general weakness of the market, particularly with respect to our construction-related activities. Elsewhere in Europe, the UK and Turkey registered the highest growth rates. Benelux, France and Southern Europe experienced a somewhat lower rate of growth by comparison. Our performance in Eastern Europe was particularly encouraging: there the sealants business acquired in 2003 under the Makroflex brand has now been successfully integrated, and we achieved growth rates well above average in the Ukraine and Romania. Our business in Poland succeeded in overcoming the difficulties of the previous year. Once again foreign exchange impacted our activities in North America: calculated on the basis of the euro, sales declined while, measured in local currencies, there was an increase. Our businesses in Latin America experienced significant expansion. The acquisitions made in Mexico at the end of 2003 (adhesives under the brand Resistol, building products under the Fester brand) and also positive developments in important countries such as Brazil, Chile and Venezuela were among the major contributory factors. The most important growth driver in Asia-Pacific was the integration of the sealants business of Lucky Silicone in South Korea acquired at the end of 2003.

Henkel improved its position as world market leader in cyanoacrylates with further innovation: in the first quarter, we launched the innovative instant adhesive Loctite "S.O.S. Repair" in the world market. The new, compact packaging in particular set exemplary standards and the new product opens up additional application possibilities for cyanoacrylates. The current global market launch is being supported by advertising campaigns.

In the building adhesives market, Henkel was the first supplier to successfully introduce weight-reduced tile adhesives offering significantly improved application properties based on Henkel's "Easy Technology". With an immediate effect, Henkel is now offering this innovative technology in a significantly expanded range of products for the installation of tiles and floor coverings.

Outlook

Despite the difficult market conditions encountered in some cases, we expect business performance to remain positive. We will continue to roll out our new products internationally and intend to pursue the successful integration of the acquisitions of the previous year. For fiscal 2004 we continue to expect a double-digit percentage growth in operating profit, after adjusting for foreign exchange.

Henkel Technologies

Sales[1]	Q 1
2004 (in million euros)	**681**
2003 (in million euros)	**674**
Change versus previous year	1.1 %

[1] calculated on the basis of units of 1,000 euros

Sales development	Q 1
Change versus previous year	1.1 %
Foreign exchange	– 6.3 %
At constant exchange rates	7.4 %
of which organic	7.1 %
acquisitions/divestments	0.3 %

EBIT[1]	Q 1
2004 (in million euros)	**55**
2003 (in million euros)	**46**
Change versus previous year	21.8 %
After adjusting for foreign exchange	31.6 %

[1] calculated on the basis of units of 1,000 euros

Return on sales (EBIT)	Q 1
2004	**8.2 %**
2003	**6.8 %**
Change versus previous year	1.4 pp
After adjusting for foreign exchange	1.5 pp

pp = percentage points

Sales of the **Henkel Technologies** business sector exceeded that for the prior-year quarter by 7.4 percent after adjusting for foreign exchange, and by 1.1 percent before adjustment. After adjusting for foreign exchange operating profit improved by 31.6 percent, with an increase of 21.8 percent before adjustment. Return on sales increased by 1.4 points to 8.2 percent. Return on capital employed was 12.9 percent.

All business units achieved increases in both sales and profits. In the Europe/Africa/Middle East region, our businesses succeeded in improving sales compared with the prior-year quarter, accompanied by a significant increase in profits. In North America, the sales figure for the previous year was slightly exceeded after adjusting for foreign exchange. Latin America had a successful first quarter with a significant recovery in sales compared with the previous year. Also in the Asia-Pacific region, both sales and profit increased.

All segments of the Industrial Adhesives division reported significant increases in sales. The validity of our regional growth strategy was confirmed, particularly in Asia, by a sales increase. The results achieved with packaging adhesives improved both in North America and in Latin America. The General Industry business far exceeded expectations, particularly with its wood adhesives, and succeeded in reporting an increase in sales after adjusting for foreign exchange effects. In Western Europe, sales campaigns were prominent in supporting the launch of the Loctite stick adhesive in the maintenance/repair segment. In North America, there was a noticeable revival in our distributor business.

The Automotive division reported an increase in demand for our products and services aligned with this sector. As a result, we were able to report good sales and profits in Europe, particularly in Germany. At the center of interest were products for improved automotive acoustics and body stiffening applications. The ongoing growth experienced by the Asian automotive industry also contributed to the positive results achieved. However our business involving the automotive industry in the USA has not yet shown any degree of growth.

Within the steel sheet, plate and strip sector, our market share in new product categories grew significantly in Europe – and again particularly in Germany. In the beverage can manufacturing segment, we were able to further improve our good market position. Following further consolidation on the customers' side and the introduction of new airplane models, the aircraft industry made a positive contribution to growth in our associated businesses.

The encouraging first quarter encountered in the electronics business indicates that further recovery and stabilization in the electronics market is likely. This relates particularly to the semiconductors segment. Asia continues to be the number-one growth market in the electronics industry.

Outlook

Against the background of the present worldwide economic environment we continue to expect a positive development for our businesses and a double-digit increase in operating profit after adjusting for foreign exchange.

Henkel Group: Segment Information[1)]

Segment Reporting by Business Sector, First Quarter 2004

in million euros

	Laundry & Home Care	Cosmetics/ Toiletries	Adhesives	Henkel Tech-nologies	Corporate	Group
Sales January – March 2004	**750**	**503**	**343**	**681**	**66**	**2,343**
Change from previous year	– 3.8 %	2.6 %	7.6 %	1.1 %	–	0.2 %
Proportion of Group sales	32 %	21 %	15 %	29 %	3 %	100 %
Sales January – March 2003	779	490	319	674	75	2,337
EBITDA January – March 2004	**93**	**61**	**52**	**92**	**– 24**	**274**
EBITDA January – March 2003	91	61	46	84	– 14	268
Change from previous year	1.8 %	1.1 %	13.8 %	8.9 %	–	2.2 %
Return on sales (EBITDA) January – March 2004	**12.4 %**	**12.2 %**	**15.2 %**	**13.5 %**	**–**	**11.7 %**
Return on sales (EBITDA) January – March 2003	11.7 %	12.4 %	14.4 %	12.5 %	–	11.5 %
Depreciation and amortization on patents/licenses and property, plant and equipment January – March 2004	**23**	**10**	**11**	**21**	**4**	**69**
Depreciation and amortization on patents/licenses and property, plant and equipment January – March 2003	20	10	9	21	8	68
EBITA January – March 2004	**70**	**51**	**41**	**71**	**– 28**	**205**
EBITA January – March 2003	71	51	37	63	– 22	200
Change from previous year	– 1.1 %	0.4 %	10.9 %	13.6 %	–	2.7 %
Return on sales (EBITA) January – March 2004	**9.3 %**	**10.2 %**	**12.1 %**	**10.5 %**	**–**	**8.8 %**
Return on sales (EBITA) January – March 2003	9.1 %	10.4 %	11.7 %	9.3 %	–	8.6 %
Amortization of goodwill January – March 2004	**1**	**9**	**4**	**16**	**–**	**30**
Amortization of goodwill January – March 2003	2	9	4	17	–	32
EBIT January – March 2004	**69**	**42**	**37**	**55**	**– 28**	**175**
EBIT January – March 2003	69	42	33	46	– 22	168
Change from previous year	0.2 %	0.8 %	11.6 %	21.8 %	–	4.5 %
Return on sales (EBIT) January – March 2004	**9.2 %**	**8.5 %**	**10.8 %**	**8.2 %**	**–**	**7.5 %**
Return on sales (EBIT) January – March 2003	8.8 %	8.6 %	10.4 %	6.8 %	–	7.2 %
Return on capital employed (ROCE) January – March 2004	**29.3 %**	**18.0 %**	**19.3 %**	**12.9 %**	**–**	**15.6 %**
Return on capital employed (ROCE) January – March 2003	31.1 %	20.7 %	20.3 %	10.7 %	–	15.6 %
Capital employed January – March 2004[2)]	**954**	**1,135**	**860**	**2,213**	**118**	**5,280**
Capital employed January – March 2003[2)]	909	984	736	2,343	163	5,135
Change from previous year	5.0 %	15.4 %	17.0 %	– 5.1 %	–	3.0 %
Capital expenditures (excl. financial assets) January – March 2004	**71**	**206**	**57**	**21**	**6**	**361**
Capital expenditures (excl. financial assets) January – March 2003	22	17	6	16	7	68
Operating assets January – March 2004	**1,705**	**1,450**	**1,029**	**2,472**	**376**	**7,032**
Operating liabilities January – March 2004	**785**	**573**	**273**	**582**	**257**	**2,470**
Net operating assets employed January – March 2004[3)]	**920**	**877**	**756**	**1,890**	**119**	**4,562**
Operating assets January – March 2003	1,631	1,269	900	2,633	360	6,793
Operating liabilities January – March 2003	759	511	266	622	197	2,355
Net operating assets employed January – March 2003[3)]	872	758	634	2,011	163	4,438
Research and development costs (R&D) January – March 2004	**17**	**9**	**5**	**25**	**8**	**64**
R&D as % of sales January – March 2004	**2.2 %**	**1.7 %**	**1.4 %**	**3.6 %**	**–**	**2.7 %**
Research and development costs (R&D) January – March 2003	16	8	4	26	6	60
R&D as % of sales January – March 2003	2.1 %	1.7 %	1.4 %	3.8 %	–	2.5 %

[1)] calculated on the basis of units of 1,000 euros
[2)] including goodwill at cost
[3)] including goodwill at residual book values

Henkel Group: Consolidated Statement of Income/Balance Sheet

Consolidated Statement of Income

in million euros

	Q 1/2003	%	Q 1/2004	%	Change
Sales	**2,337**	**100.0**	**2,343**	**100.0**	**0.2 %**
Cost of sales	1,217	52.1	1,209	51.6	– 0.7 %
Gross profit	**1,120**	**47.9**	**1,134**	**48.4**	**1.3 %**
Marketing, selling and distribution costs	731	31.3	724	30.9	– 1.0 %
Research and development costs	60	2.5	64	2.7	6.7 %
Administrative expenses	124	5.3	129	5.5	4.0 %
Other operating income	19	0.8	20	0.9	5.3 %
Other operating charges	14	0.6	27	1.2	92.9 %
Amortization of goodwill	32	1.4	30	1.3	– 6.3 %
Restructuring costs	10	0.4	5	0.2	– 50.0 %
Operating profit (EBIT)	**168**	**7.2**	**175**	**7.5**	**4.5 %**
Net income from participations	43	1.9	37	1.5	– 14.0 %
Net interest expense	– 34	– 1.5	– 26	– 1.1	– 23.5 %
Financial items	**9**	**0.4**	**11**	**0.4**	**22.2 %**
Earnings before tax	**177**	**7.6**	**186**	**7.9**	**5.1 %**
Taxes on income	– 61	– 2.6	– 57	– 2.4	– 6.6 %
Net earnings	**116**	**5.0**	**129**	**5.5**	**11.2 %**
Minority interests	– 1	0.0	– 2	– 0.1	–
Net earnings after minority interests	**115**	**5.0**	**127**	**5.4**	**10.4 %**
Earnings per preferred share (in euros)	**0.83**		**0.89**		**7.2 %**
Earnings per ordinary share (in euros)	**0.82**		**0.88**		**7.3 %**

Consolidated Balance Sheet

in million euros

	12/31/2003	%	03/31/2004	%
Intangible assets, property, plant and equipment	3,324	35.5	3,627	32.1
Financial assets	1,399	14.9	3,727	33.0
Fixed assets	**4,723**	**50.4**	**7,354**	**65.1**
Inventories	1,053	11.2	1,097	9.7
Trade accounts receivable	1,581	16.9	1,714	15.1
Other receivables and miscellaneous assets	521	5.6	534	4.7
Liquid funds/Marketable securities	1,188	12.7	296	2.6
Current assets	**4,343**	**46.4**	**3,641**	**32.1**
Deferred tax assets	**296**	**3.2**	**303**	**2.8**
Total assets	**9,362**	**100.0**	**11,298**	**100.0**
Equity excl. minority interests	**3,311**	**35.4**	**3,476**	**30.8**
Minority interests	75	0.8	78	0.7
Equity incl. minority interests	**3,386**	**36.2**	**3,554**	**31.5**
Provisions for pensions and similar obligations	1,642	17.5	1,644	14.6
Other provisions	1,056	11.3	1,164	10.3
Provisions for deferred tax liabilities	181	1.9	174	1.5
Provisions	**2,879**	**30.7**	**2,982**	**26.4**
Borrowings	1,855	19.9	3,463	30.6
Trade accounts payable	789	8.4	848	7.5
Other liabilities	453	4.8	451	4.0
Liabilities	**3,097**	**33.1**	**4,762**	**42.1**
Total equity and liabilities	**9,362**	**100.0**	**11,298**	**100.0**

Henkel Group: Cash Flow Statement/Change in Equity

Cash flow statement		
in million euros		
	Q 1/2003	**Q 1/2004**
Operating profit/EBIT	**168**	**175**
Income taxes paid	– 192	– 48
Depreciation/write-ups of fixed assets (excl. financial assets)	100	99
Net gains/losses from disposals of fixed assets (excl. financial assets)	– 1	–
Change in inventories	– 37	– 12
Change in receivables and miscellaneous assets	– 153	– 49
Change in liabilities and provisions	151	25
Cash flow from operating activities	**36**	**190**
Capital expenditure on intangible assets	– 2	– 1
Capital expenditure on property, plant and equipment	– 63	– 73
Capital expenditure on financial assets/acquisitions	– 299	– 2,542
Proceeds from disposals of fixed assets	7	6
Cash flow from investing activities/acquisitions	**– 357**	**– 2,610**
Henkel KGaA dividends		
Subsidiary company dividends (to other shareholders)	– 3	– 2
Interest and dividends received	26	32
Interest paid	– 54	– 50
Dividends and interests paid and received	*– 31*	*– 20*
Change in borrowings	337	1,550
Buy-back of treasury shares	–	–
Other financing transactions	–	– 4
Cash flow from financing activities	**306**	**1,526**
Change in cash and cash equivalents	**– 15**	**– 894**
Effects of exchange rate changes on cash and cash equivalents	– 4	2
Change in liquid funds and marketable securities	**– 19**	**– 892**
Liquid funds and marketable securities at 01/01	226	1,188
Liquid funds and marketable securities at 03/31	207	296

Computation of free cash flow		
in million euros		
Cash flow from operating activities	36	190
Cash flow from investing activities/acquisitions	– 357	– 2,610
Dividends and interest paid and received	– 31	– 20
Net cash flow	**– 352**	**–2,440**
Capital expenditure on financial assets/acquisitions and dividends	302	2,544
Free cash flow	**– 50**	**104**

Change in equity		
in million euros		
	2003	**2004**
Shareholders' equity excluding minority interests at 01/01	**3,279**	**3,311**
Earnings after minority interests	115	127
Distributions	–	–
Other changes taken to equity	– 17	18
Exchange rate difference	– 70	20
Shareholders' equity excluding minority interests at 03/31	**3,307**	**3,476**

Notes to the Consolidated Financial Statements

Income Statement

Despite adverse foreign exchange effects, sales for the first quarter of 2004 matched the previous year. At the same time, the cost of sales fell by 0.7 percent. This resulted in an increase in gross profit of 1.3 percent compared with the comparable period of the previous year, with gross margin rising by 0.5 points to 48.4 percent. One major factor in the margin improvement was the generally favorable development in prices for our raw and packaging materials.

Marketing, selling and distribution costs were 1.0 percent below previous year. The R&D ratio, i.e. the ratio of research and development costs to sales, however, remained at 2.7 percent, matching the full-year figure for 2003. Administrative expenses included additional expenditure for IT projects geared toward the worldwide unification of our SAP architecture.

Other operating income remained at the level of the previous year. Other operating charges almost doubled compared with the prior-year quarter. The rapid increase resulted from the ancillary costs associated with the Dial acquisition.

Amortization of goodwill decreased by 2 million euros to 30 million euros due to foreign exchange. The charge arising from normal restructuring measures was reduced from 10 million euros in the previous year to 5 million euros in the first quarter of 2004.

Financial items improved slightly by 2 million euros compared with the prior year. Despite profit increases at Clorox (consensus estimates by analysts) and Ecolab, income from these two participations fell due to foreign exchange. The decline in income from participations was, however, more than offset by a significantly improved net interest expense.

The tax rate was 30.6 percent, falling by 3.9 percentage points because of tax reimbursements in Germany resulting from past audits.

At 129 million euros, net earnings for the quarter were 11.2 percent above the prior-year amount. After deducting minority interests, net earnings were 127 million euros, 10.4 percent up from 2003. Earnings per preferred share increased by 7.2 percent to 0.89 euros.

Balance Sheet

Total assets as of March 31, 2004, reflect the significant influence of the Dial and ARL acquisitions. While ARL was fully consolidated effective February 2004, Dial is recognized in the financial assets line because of a late closing date (March 29) with respect to the first quarter. Including the Dial acquisition, this line has more than doubled as compared with the end of 2003. The goodwill arising from the acquisition of ARL is to a large extent responsible for the significant increase in intangible assets. The fixed assets share of the total increased by 15 points to 65 percent.

Compared with the same period in the previous year, current assets fell by approximately 700 million euros. The reason for this decrease was the significant reduction in liquid funds and marketable securities of about 900 million euros as part of the package used to finance the two acquisitions. Inventories and trade accounts receivable increased as a result of acquisitions and the slight appreciation of the US dollar as compared with the balance sheet per December 31, 2003.

On the liabilities side, the increase in borrowings is particularly marked. This resulted from the financing of the purchase price for the acquisitions through an increase in short-term debt capital – in the form of commercial papers – of 1.6 billion euros to about 3.5 billion euros.

Provisions rose by some 100 million euros, due particularly to the acquisitions made, but also as a result of currency translation effects.

Shareholders' equity after deducting minority interests increased by 165 million euros to 3,476 million euros. In addition to the net earnings after minority interests of 127 million euros, currency translation gains of 20 million euros and changes in the fair values of derivative financial instruments also contributed to this rise. With the increase in borrowings, the equity ratio fell by 4.7 points to 31.5 percent.

Cash Flow Statement

Cash flow from operating activities amounted to 190 million euros, 154 million euros above the previous year. This increase was essentially the result of a substantial decrease in tax payments. The tax expenditure of the previous year included 150 million euros incurred in connection with the sale of our chemicals business Cognis in 2001.

The cash flow from investing activities/acquisitions amounted to a negative 2,610 million euros and was 2,253 million euros below the previous year. The increased expenditure is due in particular to the purchase of the common stock of The Dial Corporation, Scottsdale, Arizona, and Advanced Research Laboratories (ARL), Costa Mesa, California, plus a number of smaller acquisitions. At 74 million euros, investments in continuing operations were 9 million euros above the same period in 2003.

The acquisitions in the period under review were financed by short-term loans and by a decrease in liquid funds and marketable securities. The corresponding change in borrowings led to a significant increase in the cash flow from financing activities, from 306 million euros in the previous year to 1,526 million euros. The reason for the 11 million euros improvement in the net dividends and interest figure was primarily from a more favorable refinancing package with respect to the convertible bond of the Henkel Corporation and a maturing loan.

Due to the Dial and ARL acquisitions, net cash flow amounted to a negative 2.4 billion euros, 2.1 billion euros below the prior-year figure.

Free cash flow (obtained after adjusting for capital expenditure on financial investments/acquisitions and dividend payments) was 104 million euros. This figure is 154 million euros above the same period in the previous year, during which there was the additional burden of the tax payment amounting to 150 million euros from the sale of Cognis.

Accounting and Valuation Policies

The quarterly report of the Henkel Group, like the annual financial statements, has been prepared in accordance with International Financial Reporting Standards (IFRS). The same accounting and valuation principles have been applied as for the 2003 annual financial statements. The notes to the 2003 annual financial statements therefore apply accordingly.

Imprint

Published by
Henkel KGaA
40191 Düsseldorf, Germany
Phone: +49 (0)211 797-0

Edited by: Corporate Communications, Investor Relations

English translation by: Paul Knighton
Coordination: Rolf Juesten, Oliver Luckenbach, Dirk Neubauer
Concept and Design: Kirchhoff Consult AG, Hamburg
Photographs: Corbis, Wolter, Henkel
Produced by: Schotte, Krefeld

Corporate Communications
Phone: +49 (0)211 797-35 33
Fax: +49 (0)211 798-24 84
E-mail: ernst.primosch@henkel.com

Investor Relations
Phone: +49 (0)211 797-39 37
Fax: +49 (0)211 798-28 63
E-mail: oliver.luckenbach@henkel.com

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THE GLOBAL COMPACT

Calendar

Publication of Report
for the Second Quarter 2004:
Monday, August 9, 2004

Publication of Report
for the Third Quarter 2004:
Monday, November 8, 2004

Fall Press and Analysts' Conference 2004:
Monday, November 8, 2004

Press Conference for Fiscal 2004
and Analysts' Meeting 2005:
Tuesday, February 22, 2005

Annual General Meeting of Henkel KGaA 2005:
Monday, April 18, 2005

Up-to-date facts and figures on Henkel
also available on the Internet: www.henkel.com

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